August 6, 2010

Via EDGAR

Ms. Christina Harley
Reviewing Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NW
Washington, D.C. 20549

Re:	First Community Bancshares, Inc.
Item 4.02 Form 8-K Filed July 27, 2010
File No. 000-19297

Dear Ms. Harley:

This letter is provided on behalf of First Community Bancshares, Inc. (“First Community,” the “Company,” “we,” or “our”) in response to your letter of July 30, 2010, regarding the Company’s 8-K filed on July 27, 2010.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings;
•
Staff comments or changes to disclosures in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the referenced filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We intend to file our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, along with the amended Forms 10-K for 2009 and 2008 and the Forms 10-Q for the quarterly periods in 2009 and the first quarter of 2010, on or about August 9, 2010.  In those reports, we expect to amend Management’s Assessment of Internal Control Over Financial Reporting in the 2009 and 2008 10-K filings to reflect the restatement.  More specifically, we expect to conclude that disclosure controls were not effective for the periods solely for the restatement.

Additionally, in Item 9A of the Form 10-K filings and Item 9 of the Form 10-Q filings in question, we expect to report that the Company did not maintain effective controls to ensure the appropriate calculation of the allowance for loan losses and that material weakness leads to the conclusion that disclosure controls and procedures were not effective.

If I can provide any further information or assistance, please feel free to telephone at 276-326-9000.

Sincerely,

/s/ David D. Brown

David D. Brown
Chief Financial Officer